September 19, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Re:	Tapstone Energy Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-217281

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Tapstone Energy Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-217281), filed with the Commission on April 13, 2017, together with all exhibits thereto (the “Registration Statement”).

The Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities have been or will be distributed, issued or sold under the Registration Statement or the prospectus contained therein. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or require further information regarding the foregoing, please do not hesitate to contact G. Michael O’Leary (moleary@HuntonAK.com or (713) 220-4360).

Very truly yours,

Tapstone Energy Inc.

By:	/s/ Steven C. Dixon
Name:	Steven C. Dixon
Title:	Chairman, President and Chief Executive Officer

cc:	G. Michael O’Leary
Hunton Andrews Kurth LLP

www.tapstoneenergy.com | 100 E. Main Street | Oklahoma City, OK 73104